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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT A NO. _____)*


                               UpTowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

       Elizabeth Lord, P. O. Box 553, Charleston, WV 25322, (304) 340-1390
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                October 17, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.         INAPPLICABLE

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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Violet Midkiff
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (A)
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       (B)
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   3.  SEC USE ONLY
                                -----------------------------------------------

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   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)     SC
                                              ---------------------------------

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   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
                                                                          ---

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION      USA
                                                 ------------------------------

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NUMBER OF             7.       SOLE VOTING POWER                None
SHARES BENE-                                                    ---------------
FICIALLY BY           8.       SHARED VOTING POWER              263,547
OWNED BY EACH                                                   ---------------
REPORTING             9.       SOLE DISPOSITIVE POWER           None
PERSON WITH                                                     ---------------
                      10.      SHARED DISPOSITIVE POWER         263,547
                                                                ---------------

--------------------------- ---------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    263,547
                                                                      ---------

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   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
                                                                       --------

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   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           17.64%
                                                                    -----------

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   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 IN
                                                                  -------------


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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share (the "Shares") of UpTowner Inns, Inc., a West Virginia Corporation ("UpTowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia, 25701.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Violet Midkiff whose address is 800 Third Avenue, Room 207, Huntington, West Virginia, 25701. Ms. Midkiff is retired.

         Ms. Midkiff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Midkiff is a citizen of the United States of America and a resident of the State of West Virginia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Upon completion of the reverse stock split, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Reference is made to Item (11) of the cover page hereto.

         (b) Reference is made to Items 7, 8, 9 and 10 of the cover page hereto. The reporting person shares voting and dispositive power with Carl E. Midkiff. Carl Midkiff's business address is UpTowner Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia, 25701 and he currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of UpTowner. Ms. Midkiff has not been convicted in a criminal proceeding nor a party to a civil proceeding regarding violations of federal or state securities laws.

         (c)      None.


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         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Shares owned by Violet Midkiff are voted by her son, Carl E. Midkiff, pursuant to a power of attorney executed November 29, 2002 as a result of Ms. Midkiff's ill health.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Power of Attorney of Violet Midkiff




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2004
-------------------------------------------------------------------------
Date


/s/ Carl E. Midkiff
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Signature

Violet Midkiff
by Carl Midkiff pursuant to power of attorney
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Name/Title:


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                        DURABLE GENERAL POWER OF ATTORNEY



KNOW ALL MEN BY THESE PRESENTS:

         That I, VIOLET MIDKIFF, of Huntington, Cabell County, West Virginia, have made, constituted and appointed, and do hereby make, constitute and appoint my son, Carl Midkiff, my true and lawful attorney in fact and Agent ("Agent"), to act for me and in my name as set forth below.

         SECTION 1. GENERAL POWER TO ACT. My Agent is authorized in my Agent's sole and absolute discretion from time to time and at any time, with respect to any and all of my affairs, property and interests in property, real, personal, intangible and mixed, as follows:

         (1) To demand, sue for and enforce payment of, receipt for and give discharge for all moneys, securities, debts, chattels and other personal estate whatsoever now belonging to me or hereafter to belong to me, or to which I may be entitled in any accounting;

         (2) To settle and compromise all accounts, claims, disputes and differences which I may have with any other person, corporation or fiduciary;

         (3) To withdraw any and all funds that may be deposited now or hereafter in my name in any bank or trust company, and from time to time to issue checks or orders against the same;

         (4) To sign, endorse and receive payment on all checks or vouchers payable to me, including without limitation any government checks or vouchers;

         (5) To receive and collect all dividends, interest and income arising from any of my property, rights or holdings, and to sign my name and execute on my behalf all checks, notes, contracts, transfers, assignments and instruments whatsoever;

         (6) To sell, assign, transfer and deliver all bonds, shares of stock in corporations or other securities and policies of insurance of any kind that I may own or hereafter possess and to pledge the same for loans, giving such notes or obligations that may be required;

         (7) To vote any share of stock, by proxy or otherwise, that I now own or may hereafter acquire;




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         (8) To satisfy any award or order in any court in any jurisdiction;

         (9) To satisfy any and all mortgages which I may now possess or hereafter acquire and to enter upon the record in the proper office full and complete satisfaction thereof;

         (10) To sell and convey any and every kind of property that I may own now or in the future, including without limitation contingent and expectant interests, dower or other marital rights and any rights of survivorship incident to joint tenancy or tenancy by the entirety, on such terms and conditions as my Agent may deem advisable; and to grant options with respect to sales thereof;

         (11) To execute and deliver leases for all real estate, including without limitation any personal residence, either as lessor or lessee; and to eject and remove tenants or other persons;

         (12) To grant and convey and to execute and deliver any and all deeds for the conveyance of real estate, including without being limited to deeds releasing dower or other marital rights and any rights of survivorship incident to joint tenancy or tenancy by the entirety that I may now have or hereafter possess.

         (13) To appear for me as my Agent in any action or proceeding in which I may be a party;

         (14) To have access to all safe-deposit boxes in my name or with respect to which I am an authorized signatory, whether the contract for such safe-deposit box was executed by me alone or jointly with others, and to add to and remove from the contents of any such safe-deposit box and to terminate any and all contracts for such boxes;

         (15) To represent me in all tax matters; to prepare, sign, and file federal, state and local tax returns of all kinds, including without limitation income tax returns, FICA returns, claims for refunds, requests for extensions of time, petitions to the tax court or other courts regarding tax matters, and any other tax related documents; to represent me or obtain professional representation for me generally in all tax matters and proceedings of all kinds and for all periods between the years 1990 and 2075 before all officers of the Internal Revenue Service and state and local authorities;

         (16) To execute all instruments and do all things in all matters, affairs or properties of any description which I may at any time own or be entitled to, to the same extent that I could do if present and acting; it being my express intent to delegate to my Agent each and every power that I may lawfully delegate, subject only to those limitations specifically set forth in this instrument;

         (17) To appoint and remove at my Agent's pleasure any substitute or agent under this power of attorney, in respect to any or all of the matters aforesaid; and



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         (18) To make gifts to descendants and any spouse of my descendants (who may also be my agent) in an amount not to exceed in value the federal gift tax annual exclusion amount in any one calendar year, and to make payments for tuition or medical care of any descendant of mine.

         SECTION 2. RELIANCE ON REPRESENTATIONS AND AUTHORITY. No person who acts in reliance upon any representations my Agent may make as to (a) the fact that my Agent's powers are then in effect, (b) the scope of my Agent's authority granted under this instrument, (c) my competency at the time this instrument is executed, (d) the fact that this instrument has not been revoked, or (e) the fact that my Agent continues to serve as my Agent shall incur any liability to me, my estate, my heirs or assigns for permitting my Agent to exercise any such authority, nor shall any person who deals with my Agent be responsible to determine or insure the proper application of funds or property.

         SECTION 3. RELEASE OF INFORMATION. All persons from whom my Agent may request information regarding me, my personal or financial affairs or any information which I am entitled to receive are hereby authorized to provide such information to my Agent without limitation and are released from any legal liability whatsoever to me, my estate, my heirs and assigns for complying with my Agent's requests. If I am incompetent at the time my Agent shall request such information, all persons are authorized to treat any such request for information by my Agent as the request of my legal representative and to honor such requests on that basis. I hereby waive all privileges which may be applicable to such information and records and to any communication pertaining to me and made in the course of any confidential relationship recognized by law.



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         SECTION 4. DURABLE POWER OF ATTORNEY. In the event any question may hereafter be raised as to the effectiveness of this power of attorney, depending on whether I am then living, I hereby direct that this instrument shall be irrevocable except by another instrument under my hand and seal, duly acknowledged; and if I shall be dead when any act is done by my Agent, the powers herein given shall be regarded as testamentary powers given to my Agent as trustee, and when my death is ascertained, this instrument, unless revoked as aforesaid, may be read into any will that I may leave, whether executed prior to or subsequent to this instrument, thereby giving full force and effect to a contractual obligation by me with those dealing with my Agent whether I be living or dead. Furthermore, this power of attorney shall not be affected or terminated by my subsequent disability or incompetence or by lapse of time. However, nothing herein contained shall relieve my Agent from a proper accounting to me or my estate, as the case may he, but persons dealing with my Agent shall be under no duty to see that such is done.

         SECTION 5. SCOPE OF POWERS. My Agent shall generally act in relation to the premises and all other matters in which I may be interested or concerned, and on my behalf execute all such instruments and do all such acts and things, as fully and effectually in all respects as I myself could do if personally present. And I hereby ratify and confirm all acts done by my Agent by virtue hereof.

         SECTION 6. REVOCATION OF PRIOR POWERS OF ATTORNEY. I hereby revoke any and all powers of attorney that I may have heretofore given to any person to act on my behalf or represent me as to any matters, other than any medical power of attorney executed by me prior to or contemporaneously with the execution of this power.

         SECTION 7. NOMINATION OF GUARDIAN. To the extent I am permitted by law to do so, I herewith nominate, constitute and appoint my Agent named above to serve as my committee, guardian, conservator or in any similar representative capacity having responsibility for my


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property as distinguished from my person. If I am not permitted by law to so nominate, constitute and appoint, then I request in the strongest possible terms that any court or county commission of competent jurisdiction which may receive and be asked to act upon a petition by any person to appoint a committee, guardian, conservator or similar representative for my property give the greatest possible weight to this expression of my wishes regarding such an appointment. Any person nominated and appointed as committee, guardian. conservator or similar representative under the preceding sentence shall serve without bond or other security required by law.

         SECTION 8. REIMBURSEMENT OF COSTS. My Agent shall be entitled to reimbursement of all reasonable costs and expenses, including reasonable attorney's fees, actually incurred and paid by my Agent on my behalf at any time under any provision of this instrument; but my Agent shall not be entitled to any compensation for services rendered hereunder.

         SECTION 9. GOVERNING LAW. This instrument shall be governed by the internal substantive laws of West Virginia in all respects, including without limitation its validity, construction, interpretation and termination.

         SECTION 10. EXCULPATION. No Agent shall incur any liability to me or my estate, personal representatives, legatees, devisees, heirs, distributees, successors or assigns for acting or refraining from acting hereunder, except for willful misconduct or gross negligence.

         SECTION 11. DEFINITIONS. Whenever the word "Agent" or any modifying or equivalent word or substituted pronoun therefor is used in this instrument, such word or words



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shall be held and taken to include both the singular and the plural, and the masculine, feminine and neuter gender thereof, unless otherwise stated or unless the circumstances eliminate such inclusion.

         SECTION 12. BINDING EFFECT. This instrument and the actions taken by my Agent properly authorized hereunder shall be binding upon me and my heirs, distributees, devisees, legatees, successors, assigns and personal representatives.

         WITNESS my hand and seal this 29th day of November, 2002.




                                               /s/Violet Midkiff        (SEAL)
                                               -------------------------
                                               VIOLET MIDKIFF

Witnesses:



/s/ Jonie L. Wise
-----------------------
Name

1739 West Road
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Huntington, W.V.
-----------------------
Address


/s/ Sheila P. Huddy
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Name

215 Oney Ave.
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Huntington, WV 25705
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Address





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